Exhibit 99.76

Abaxx Technologies Receives Conditional Approval to List on Cboe US Stock Exchange

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated April 26, 2023 to its short form base shelf prospectus dated November 4, 2021

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, June 2, 2023 -- Abaxx Technologies Inc. (NEO:ABXX)(OTCQX:ABXXD) (“Abaxx” or the “Company”), a financial software and market infrastructure company, majority shareholder of the Abaxx Commodity Exchange (Abaxx Singapore Pte Ltd), and producer of the SmarterMarkets™ Podcast, is pleased to announce that it has received conditional approval to list the Company’s common shares (the “Common Shares”) on Tier 1 of the Cboe US Equities Exchange (the “Cboe US Exchange”), an innovative US securities exchange within the Cboe Global Listings Network. Abaxx will retain its listing on the Cboe Canada Exchange (formerly the NEO Exchange).

Trading of the Common Shares on the Cboe US Exchange is expected to commence under the trading symbol “CBOE: ABXX”. The Common Shares are also expected to trade on the Cboe UK and Cboe EU exchanges under the ticker “36ND”. Trading under the existing OTCQX ticker “ABXXD” is expected to cease and transfer to the new ticker symbol “CBOE: ABXX” on the first day of trading on the Cboe US Exchange. An announcement of the date for the commencement of trading will be provided in a separate press release.

“Upon the completion of listing, Abaxx is expected to become the first North American and European intra-listed issuer on the new global platform for the Cboe Exchange, and we are thrilled about this opportunity to simultaneously access the Canadian, US, EU and UK capital markets,” said Abaxx CEO Josh Crumb. “By joining the Cboe Global Listings Platform, Abaxx hopes to gain greater investor exposure, liquidity, and capital raising opportunities to accelerate our growth. Cboe and Abaxx share an innovative philosophy and pioneering spirit toward fintech and exchange infrastructure — both considering ourselves disruptive innovators in the industry.”

In addition to the anticipated intra-listing, Abaxx is launching Abaxx Commodity Futures Exchange and Clearinghouse, awaiting final regulatory approval from the Monetary Authority of Singapore, to support trading and risk management with physically-settled benchmark futures contracts in the commodity markets critical to the energy transition.

“Cboe’s dedication to technology-driven innovation and progress is aligned with Abaxx’s mission to advance Smarter Markets,” said Abaxx Exchange CEO Nancy Seah. “We look forward to utilizing Cboe’s global reach to access a broader investor base in North America and worldwide as we prepare for the launch of Abaxx Exchange.”

About Abaxx Technologies

Abaxx is a development stage financial software and market infrastructure company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security, and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd., operators of a commodity futures exchange and clearing house seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and smartermarkets.media.

For more information about this press release, please contact:

Steve Fray, CFO

Tel: 416-786-4381

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third- party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.